

June 27, 2013

Via Email
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

      Re: Pacific Gold Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed June 12, 2013
             File No. 000-32629

Dear Mr. Landau:

We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000, page 6

1.   Please disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible promissory notes.

2.   We note your added disclosure that the increase in authorized shares will also be used to issue up to 3,000,000,000 shares of common stock upon exercise of 300,000 shares of Series A Convertible Preferred Stock. Please describe the transaction and the material terms of the preferred stock. Please also tell us where you have filed the agreement for this transaction.

3. We note your response to comment 1 in our letter dated June 3, 2013. Please disclose the balance and interest owed to your affiliates on the convertible notes under the heading Interest of Certain Persons in Matters to be Acted Upon. Also describe the preferred stock transaction under that heading.

4. In your response to comment 3 in our letter dated June 3, 2013, you state that, to the company's knowledge, none of the note holders is in the business of buying and selling securities. However, numerous media reports reflect that Asher Enterprises, Inc. and Magna Group, LLC appear to be engaged in such business. Furthermore, we note in your response that Asher and Magna no longer hold the 351,746,132 shares previously issued to them upon conversion of certain convertible promissory notes during the quarter ended March 31, 2013. As previously requested in our comment, disclose in the filing a materially complete description of the relationship between the company and these investors.

5. In your response to comment 3 in our letter dated June 3, 2013, you state that Asher and Magna were issued 351,746,132 shares upon conversion of certain convertible notes. Please describe these notes and transactions, including any assignments, or if the notes are included in the table under Convertible Promissory Notes, please add columns in the table that disclose the original balance, the amount converted, the conversion ratio for the amount converted, and the number of shares issued. Also, disclose the number of shares potentially issuable under each of the convertible notes without regard to the blocking provisions.

6. In your response to comment 3 in our letter dated June 3, 2013, you disclose the percentage of total shares potentially issuable under the convertible notes compared to the total shares held by non-affiliates. Please include this information in the filing (without the blocking provisions) and explain how these percentages were calculated. Also include this information for the Series A preferred stock issuance.

7. In your response to comment 3 in our letter dated June 3, 2013, you provided us with a table of the periodic reports indicating where the agreements for the convertible notes were filed. Please tell us the exhibit number and where the exhibits were originally filed for each convertible note transaction.

Security Ownership of Certain Beneficial Owners and Management, page 20

8. We note your response to comment 3 in our letter dated June 3, 2013. Please disclose in the footnotes to the table the percentage beneficial ownership held by each owner, assuming issuance of shares underlying the convertible securities within 60 days. Also disclose in footnote (2) the number of shares underlying the convertible note.

9. We note in the certificate of designations that the holder of Series A preferred stock is entitled to vote on shareholder matters equal to the number of shares of common stock

into which the holder's shares of Series A preferred stock can be converted. Please disclose Robert Landau's percentage voting power based on his preferred stock ownership and on a combined basis with his common stock ownership.

Executive Compensation, page 21

10.   We note your response to comment 4 in our letter dated June 3, 2013. Please amend your Form 10-K for the fiscal year ended December 31, 2012 to reflect the accurate executive compensation. See Rule 12(b)-15 of the Exchange Act. Also revise your Form 10-K and preliminary proxy statement to reflect the information you provided in your response regarding the payment of shares in lieu of cash, the exchange ratio and the discount to market price. In addition, clarify in both of your filings how the amount of $598,349.90 in earned, but unpaid salary, was calculated. See Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Carl Van Denmark
        Golenbock Eiseman Assor Bell & Peskoe LLP